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SEC FILE NUMBER
000-22999

CUSIP NUMBER
876287103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Tarragon Corporation

Full Name of Registrant
Not Applicable

Former Name if Applicable

423 West 55th Street, 12th Floor

Address of Principal Executive Office (Street and Number)
New York, New York 10019

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Under Securities and Exchange Commission (“SEC”) regulations, the Registrant’s interim financial statements must be reviewed by an independent public accountant in accordance with Statement of Auditing Standards No. 100, Interim Financial Information. The Registrant and its independent auditors are still in the process of reviewing the impact on the Registrant’s financial statements of Financial Accounting Standards Board Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109.” Accordingly, the Registrant is unable to prepare and file with the SEC its quarterly report on Form 10-Q by May 10, 2007. The Registrant presently expects to complete this review and file its quarterly report within the five-day extension period provided under Rule 12b-25.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Erin D. Pickens	(214)	599-2261
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant expects to report revenues of $150.4 million and net loss of $4.2 million for the quarter ended March 31, 2007, compared to revenues of $114.2 million and net income of $18.5 million for the quarter ended March 31, 2006. The Registrant expects to report diluted earnings per share of ($0.16) for the quarter ended March 31, 2007, compared to diluted earnings per share of $0.58 for the year ended March 31, 2006. As previously reported in its Annual Report on Form 10-K for the year ended December 31, 2006, the Registrant’s results of operations for these periods were adversely impacted principally due to increased competition and a slowdown in sales activity at its Florida condominium conversion projects, together with an increase in marketing costs and sales incentives for many of its condominium projects. These circumstances continued in the 2007 first quarter, impacting the Registrant’s results of operations for the quarter ended March 31, 2007.
     This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on the Registrant’s current expectations, estimates, forecasts and projections about the industries in which the Registrant operates, the Registrant’s beliefs, and assumptions that the Registrant has made based on the Registrant’s current knowledge. In addition, other written or oral statements that constitute forward-looking statements may be made by or on behalf of the Registrant. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and/or variations of such words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve many risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual outcomes and results may be materially different from what is expressed or forecast in these forward-looking statements. Except as required under the federal securities laws and the rules and regulations of the SEC, the Registrant does not have any intention or obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or otherwise. For additional information regarding factors that may affect the Registrant’s financial condition and results of operations, see the information included under “Item 1A. Risk Factors” in the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006.

Tarragon Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 11, 2007	By	/s/ Erin D. Pickens

Erin D. Pickens
Executive Vice President and Chief Financial Officer